Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Six Months Ended
	June 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$690		$1,416		$1,135		$1,019		$499		$559
add: Fixed charges	223		430		387		334		331		292
add: Distributed income of equity investees	51		55		40		23		9		7
add: Amortization of capitalized interest	2		3		2		2		1		1
less: Capitalized interest	(22)		(38)		(36)		(25)		(16)		(12)
Total Earnings	$944		$1,866		$1,528		$1,353		$824		$847

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$195		$377		$343		$304		$291		$256
Amortization of debt expense	4		10		10		10		8		7
Portion of rent expense related to interest (33.33%)	24		43		34		20		32		29
Total Fixed Charges	$223		$430		$387		$334		$331		$292

RATIO OF EARNINGS TO FIXED CHARGES (3)	4.24	x	4.34	x	3.95	x	4.05	x	2.49	x	2.90	x

(1)             For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)             Includes interest costs attributable to borrowings for hedged inventory purchases of $7 million for the six months ended June 30, 2014 and $30 million, $12 million, $20 million, $17 million and $11 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(3)             Ratios may not recalculate due to rounding.